

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Via Email
Jeremy Pearman
Chief Executive Officer
Securitas EDGAR Filings, Inc.
Empire State Building
350 Fifth Avenue, 59th Floor
New York, New York 10118

> **Re: Securitas EDGAR Filings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 18, 2011**
> **File No. 333-167824**

Dear Mr. Pearman:

We have reviewed amendment four to your registration statement and your letter submitted March 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 15

1. Please amend to update your dilution calculations through December 31, 2010. In this regard, it appears your net tangible book value after the offering is approximately $13,031 as of December 31.

Executive Compensation, page 33

2. Please update the executive compensation table for the fiscal year 2010.

<u>Exhibits</u>

3. We note that an extended period of time has passed since you last filed an auditor's consent and a legal opinion. Please file an updated auditor's consent and legal opinion with your next amendment.

You may contact, Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann for

H. Christopher Owings
Assistant Director

cc: Robert L.B. Diener, Esq.
        Via Email